FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of August, 2003.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

X

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  August 28, 2003

Attachments:

June 30th, 2003 Quarterly Financial Statements

PACIFIC HARBOUR CAPITAL LTD.

(Formerly Venture Pacific Development Corporation)

QUARTERLY REPORT – FORM 51

for the first quarter ended June 30, 2003

Schedule A:

Financial Statements

–

See interim consolidated financial statements attached

Schedule B:

Supplementary Information

1.

Analysis of expenses and deferred costs

Expenditures on land held for development
Interest and property taxes	$ 14,313

General and administrative expenses

–

See interim consolidated financial statements attached

2.

Related party transactions

–

See Note 10 to the interim consolidated financial statements attached

3.

Summary of securities issued and options granted during the period

a)   There were no securities issued during the period

b)   There were no options granted during the period

4.

Summary of securities as at the end of the period

a)   Authorized share capital

–

See Note 9 to the interim consolidated financial statements attached

b)   Number and recorded value for shares issued and outstanding

–

See Note 9 to the interim consolidated financial statements attached

c)   Description of options, warrants and convertible securities outstanding

–

See Note 9 to the interim consolidated financial statements attached

d)   Number of common shares subject to escrow or pooling agreements:  Nil

5.

List of Directors and Officers as at the date of this report:

Name	Position
Tom Pressello	President, Chief Executive Officer and Director
Lisa Reynolds	Chairman of the Board and Director
James Heppell	Director

Schedule C:

Management Discussion and Analysis

–

See attached

PACIFIC HARBOUR CAPITAL LTD.

(Formerly Venture Pacific Development Corporation)

QUARTERLY REPORT – Form 51

for the first quarter ended June 30, 2003

Schedule C:  Management Discussion and Analysis

DESCRIPTION OF BUSINESS

Pacific Harbour Capital Ltd. (the “Company”), a Vancouver based investment company, has principal investments in the land/real estate sector and the direct marketing sector. The Company invests and divests itself of assets as determined by the general economic environment and the economic health of the relevant sector.

The Company’s current focus is the development and/or sale of its land in Pemberton, B.C., the sale of its land holdings in Pahrump, Nevada, and assisting with the development of the direct marketing company that Pacific Harbour has an investment in.  Through the development, improvement or sale of its assets, the Company aims to re-invest the profits it earns and capital into new business and investment opportunities.

The Company’s land assets located in Pemberton, B.C. consist of two parcels of land.  These parcels are as follows: a 1 acre commercial parcel of land and a 133 acre parcel of land.

The Company’s land in Pahrump, Nevada consists of two parcels that represent approximately 18 acres of land.  This land was originally purchased by prior management with the intention that it would be used to develop a casino. Current management does not believe that it is in the best interest of shareholders to proceed with the development of a casino and has listed the property for sale.

DISCUSSION OF OPERATIONS

Revenue

The Company’s revenue increased by $9,979 to $12,618 for the quarter ending June 30, 2003 compared to the quarter ending June 30, 2002.  Currently the Company’s sole source of revenue is the interest income and royalty/other income earned from its investment into National Direct, a direct marketing company.

As the Company identifies other investments to participate in, additional revenue will be recorded as prescribed by GAAP.  Currently no other such investments have occurred but several are under examination.

Expenses

The Company’s general and administrative expenses decreased by $38,107 to $93,703.  This overall decrease can be partly attributed to the decrease in legal and professional fees of $19,954 to $1,025.  The 2002 legal expenses were related directly to the re-organization of the company and issues relating to the removal of past management.

The two other major areas where decreases occurred were in the management and consulting fee section and in the interest expense section.  In the management and consulting fee section expenses were lowered by $21,000 to $24,000.  This decease resulted from management being more fiscally prudent.  The interest expense section decreased by $8,876 to $21,000 through the continuous pay down of the Company’s debt obligations.

Outside of decreases in the above expenses, an increase of $6,777 in foreign exchange gains also assisted with the lowering of overall general and administrative expenses.  This gain relates to the mortgage payments on the Company’s property in Pahrump, Nevada.  This gain occurred through the appreciation of the Canadian dollar against the U.S. dollar.

Offsetting the decreases above, the Company incurred increases $26,558 from $0 in the wage and expense section.  This expense relates to the hiring of individuals to assist with the daily work load of the company.

Net Income

The Company reported a net loss of $90,830 or $0.01 per share for the year compared to a gain of $.04 per share last year.  The gain last year resulted from the Company selling their interest in a convenience store located in Pemberton, B.C.  Excluding the $489,378 gain associated with the sale of this asset, would generate a loss comparatively of $200,917 or $.03 per share for the same period last year.  This demonstrates that year over year current management continues to improve the operating efficiency of the company through the narrowing of losses.

Related Party Transactions

The Company’s related party transactions decreased by $14,425 to $49,071 cumulatively.  Interest Income and Royalty Income of $12,165 was received by the Company from its direct marketing investment.  This income is deemed a related party transaction given that one of the directors of the Company is also a director of the direct marketing company where the investment took place.

Legal Proceedings and Contingent Liabilities

The Company is currently involved in several court cases which it plans to defend vigorously.

The first court case the Company is involved with has been brought on by a former law firm that past management engaged.  The firm is claiming legal fees owing of approximately $109,000.  The Company has counter sued the law firm claiming it was in breach of the court order prohibiting expenses of this nature.  This legal fee has been accrued in the financial statements at June 30, 2003.

The second court case the Company is involved in is against another former law firm engaged by past management.  This matter involves a legal bill of approximately $32,000.  The Company claims that this bill is unreasonable and is in the process of contesting the amount through the courts.  This legal expense has been accrued in the audited financial statements at June 30, 2003.

The third court case the Company is involved in is against the former manager of its car leasing business.  The former manager is claiming $76,000 for breach of contract and wrongful dismissal from the company’s subsidiary Venture Pacific Vehicle Lease Corp. Inc.  Management is of the opinion that the claim is without merit and accordingly no amount has been recorded in the financial statements at June 30, 2003.

LIQUIDITY AND SOLVENCY

At June 30, 2003 the Company had a working capital deficiency of $1,436,782 compared to a working capital deficiency of $1,299,839 at March 31, 2003.  This slight increase in the working capital deficiency is as a result of lower cash reserves.

The overall working capital deficiency can largely be attributed to the current portion of loans payable which equals $1,089,000.  These loans are due on March 31, 2004, which by virtue of GAAP, moves them into short term liabilities since they fall just under a 1 year maturity date.  The Company believes that a refinancing of these loans can take place should the company not be able to repay these loans prior to maturity.

It should also be noted that a large portion of the Company’s current liabilities relate to legal bills which have been recorded in the accounting records at June 30, 2003 and are being contested in the courts.  As result, the working capital deficiency may be substantially lower depending on the outcome of these court cases.

In order to meet the current working capital deficiency, the Company continues to explore debt settlement opportunities and has listed all of its land properties for sale. The Company has also negotiated to accrue all interest on its loans until the sale of the one of land parcels.

Presently, the Company relies on its cash reserves to provide monthly working capital to meet ongoing cash requirements.

PACIFIC HARBOUR CAPITAL LTD.

(Formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

PACIFIC HARBOUR CAPITAL LTD.

(Formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED BALANCE SHEETS

June 30, 2003 and March 31, 2003

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	30-June-03	31-Mar-03
ASSETS:	(unaudited)	(audited)
Current:
Cash	$ 82,145	$ 185,668
Accounts receivable	10,697	19,030
Prepaid expenses and deposits	18,904	18,800
Land held for resale-Note 3	543,554	537,940
Current assets of discontinued operations	3,039	2,565
	658,339	764,003

Long term investment- Note 6	300,000	300,000
Land held for resale-Note 3	4,166,956	4,158,257
Capital assets, net-Note 4	38,077	40,606
	$ 5,163,372	$ 5,262,866
LIABILITIES:
Current:
Accounts payable and accrued liabilities	$ 434,061	$ 417,001
Due to directors	2,252	15,251
Severance obligations	250,000	250,000
Current portion of loans payable-Note 7	1,089,000	1,068,000
Current portion of mortgage payable-Note 8	51,161	51,161
Current liabilities of discontinued operations	268,647	262,429
	2,095,121	2,063,842

Loans payable-Note 7	-	-
Mortgage payable-Note 8	258,291	298,234
	2,353,412	2,362,076
SHAREHOLDERS' EQUITY
Capital stock-Note 9	7,616,876	7,616,876
Deficits	(4,806,916)	(4,716,086)
	2,809,960	2,900,790

	$ 5,163,372	$ 5,262,866

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

(Formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the First Quarter Ended June 30, 2003 and 2002

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	2003	2002
	(unaudited)	(unaudited)
Revenues
Interest income	$ 6,452	$ -
Other income	6,166	2,639
	12,618	2,639

General and administrative expenses – Schedule I	93,703	131,810

Income (Loss) from Continuing Operations	(81,085)	(129,171)

Income from Discontinued Operations – Convenience Store	-	5,944
Gain on sale of Discontinued Operations – Convenience Store-Note 5	-	489,378

Income (Loss) from Discontinued Operations-Vehicle Leases & Sales	(9,745)	(77,690)
Gain (Loss) on sale of Discontinued Operations-Vehicle Lease & Sales	-	-

Net Income (Loss) for the period	(90,830)	288,461

Deficit, beginning of the period	(4,716,086)	(4,604,080)

Deficit, end of the period	$ (4,806,916)	$ (4,315,619)

Basic and diluted loss per share from Continuing Operations	$ (0.01)	$ (0.02)

Basic and diluted income per share from Discontinued Operations	$ 0.00	$ 0.06

Basic and diluted income (loss) per share for the period	$ (0.01)	$ 0.04

Weighted average number of shares outstanding	7,247,712	6,520,172

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

(Formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the First Quarter Ended June 30, 2003 and 2002

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	2003	2002
	(unaudited)	(unaudited)
Operating Activities
Net income (loss) for the period from continuing operations	$ (81,085)	$ (129,171)
Non-cash items:
Amortization	2,849	1,228
Net change in non-cash working capital balances:
Accounts receivable	8,333	(36,897)
Prepaid expenses	(104)	3,692
Accounts payable	17,060	(84,296)
	(52,947)	(245,444)
Financing Activities
Proceeds (repayment) of loans	21,000	-
Repayment of mortgage	(39,943)	(32,567)
Advances from (repayment to) shareholders	(13,000)	(20,000)
Advances to affiliated company	(4,000)	(15,752)
Increase in restricted cash	-	(302,477)
	(35,943)	(370,796)
Investing Activities
Expenditure on land held for resale	(14,313)	(13,255)
Capital assets addition	(321)	(32,633)
	(14,634)	(45,888)

Change In cash from continuing operations	(103,524)	(662,128)

Change In cash from discontinued operations (Note 5)	475	733,724

Cash (Bank Indebtedness), Beginning Of Period	188,233	68,196

Cash (Bank Indebtedness), End Of Period	85,184	139,792

Cash is comprised as follows:
Cash-continuing operations	82,145	148,739
Cash-discontinued operations	3,039	(8,947)
	$ 85,184	$ 139,792

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.   Schedule I

(Formerly Venture Pacific Development Corporation)

INTERIM CONSOLIDATED SCHEDULES OF

 GENERAL AND ADMINISTRATIVE EXPENSES

For the First Quarter Ended June 30, 2003 and 2002

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	2003	2002
General and administrative expenses

Accounting and audit	-	4,569
Amortization –capital assets	2,849	1,228
Bank charges	341	440
Corporate administration fees	7,883	11,110
Consulting and management salaries	24,000	45,000
Filing fees	186	1,595
Foreign exchange loss (gain)	(28,249)	(21,472)
Interest	21,000	29,876
Legal and professional fees	1,025	20,979
Office and general	8,093	7,096
Promotion and advertising	3,688	-
Rent and utilities	17,511	19,490
Shareholder info and investor relations	-	8,981
Transfer agent fees	772	649
Travel and entertainment	8,046	2,269
Wages and benefits	26,558	-
	93,703	131,810

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD

(Formerly Venture Pacific Development Corporation)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Nature of  Operations

Pacific Harbour Capital Ltd., (formerly Venture Pacific Development Corporation) is a public company, which was incorporated on March 8, 1986 under the Company Act of British Columbia.  Its common shares are traded on the TSX Venture Exchange.  The Company's primary business is investments and continues to hold investments in real estate through its wholly owned subsidiaries as well as investment in a direct marketing company.

Note 2

Significant Accounting Policies

The unaudited interim consolidated financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim consolidated financial statements do not include all the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarised below:

a)

Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: 345384 BC Ltd, 345385 BC Ltd, Venture Pacific Development Capital Ltd., Venture Pacific Vehicle LeaseCorp Inc., VenPac Nevada I, Inc. and Venture Pacific Development USA Ltd.

All significant inter-company transactions and balances have been eliminated.

b)

Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and highly liquid investments to be cash and cash equivalents.

c)

Land Held for Resale

Land held for resale is carried at the lower of cost and net realisable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realisable value they will be written down accordingly.

d)

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Building

4% declining balance

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

100% declining balance

e)

Long term investment

Long-term investment is carried at cost. To the extent that cost exceeds net recoverable value it will be written down accordingly.

f)

Basic and Diluted Loss per Share

Basic earnings or loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anit-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

h)

Fair Market Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and due to directors approximate fair value because of the short-term maturity of those instruments. The fair value of long-term investments, accounts payable and mortgage payable also approximates their carrying amounts. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

i)

Stock-Based Compensation Plan

The Company has a share purchase option plan which is described in Note 9. No compensation expense is recognized for this plan when share purchase options are issued to employees or directors. Any consideration paid by employees or directors on exercise of share purchase options is credited to share capital.

j)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 9, whereby stock options are granted in accordance with the policies of regulatory authorities.  The Company applies the “settlement method” of accounting for stock-based compensation awards.  No compensation expense is recognized for those options when issued to employees and directors.  Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation.  These new requirements require that stock options be accounted for using the fair value based method of accounting for stock-based compensation with the exception of certain types of awards, which are exempt from this policy.  Where the award is exempt, the Company can elect to follow the fair value method or some other method provided that where the fair value method is not followed certain pro-forma disclosures are made.  The Company has elected to continue applying the settlement method of accounting.

Note 3

     Land Held for Resale

	June 30, 2003	Mar.31, 2003
Balance, beginning of the year	4,696,197	760,000
Property taxes	4,971	10,744
Other costs	9,342	3,644
	4,710,510	774,388
Less: land sold during the year	-	(236,448)
	4,710,510	537,940
Add: reclassify from land held for development	-	4,158,257
to land held for resale (long-term)
Total land held for resale	4,710,510	4,696,197

Represented by:
Current portion	543,554	537,940
Long term portion	4,166,956	4,158,257
	4,710,510	4,696,197

Note 4

     Capital Assets

			June 30 2003	March 31 2003
	Cost	Accumulated Amortization	Net	Net
Computer Equipment	25,319	5,417	19,902	21,521
Office Furniture	20,635	3,475	17,160	17,732
Software	2,706	1,691	1,015	1,353

	48,660	10,583	38,077	40,606

Note 5

      Discontinued Operations

On May 31, 2002, the Company sold its 50% interest in the Pemberton Junction Store.  Income related to this joint venture has been disclosed as income from discontinued operations. The Company received proceeds of $815,806 for its 50% joint venture interest resulting in a gain on sale of discontinued operations of $489,378.

	3 months	3 months
	June 30, 2003	June 30, 2002
Revenue	-	384,460
Net income (loss)	-	5,944

Cash flow from discontinued operations:
Operating	-	(72,914)
Financing	-	-
Investing	-	815,806
Change in cash from discontinued operations	-	742,892

On January 24, 2003 the Company sold the assets of its wholly owned subsidiary, Venture Pacific Vehicle LeaseCorp Inc. for $550,000 and recorded a loss of $200,525 on the sale. Income related to Venture Pacific Vehicle LeaseCorp Inc. has been disclosed as income from discontinued operations.

	3 months	3 months
	June 30, 2003	June 30, 2002
Revenue	23	273,448
Net income (loss)	(9,745)	(77,690)

Cash flow from discontinued operations:
Operating	(10,485)	(24,920)
Financing	10,960	15,752
Investing	-	-
Change in cash from discontinued operations	475	(9,168)

Note 6

     Long-term Investment

On December 10, 2002, the Company entered into an investment agreement with National Direct Response Marketing Canada Inc. National Direct Response Marketing Canada Inc. is the owner and marketer of the Canadian Legal Will Kit, the American Legal Will Kit and other direct marketing products. The investment entitles the Company to invest up to $1,100,000 by way of secured convertible debentures and if fully converted will result in a 49% ownership of National Direct Response Marketing Canada Inc.

The first two debenture advance total $300,000. Subsequent advances re subject to National Direct Response Marketing Canada Inc. achieving specific sales targets within a 12 month and 18 month periods. The debenture bears interest at 8% per annum, payable quarterly. The investment also entitles the Company to earn royalty income based on each unit of the Canadian and American Legal Will Kit sold.

Note 7       Loans Payable

	June 30, 2003	Mar. 31, 2003
a) The loan is secured by the land held for resale, bears interest at 12% per annum and due on March 31, 2004.	735,000	714,000
b) The loan is unsecured, non-interest bearing and payable on demand.	354,000	354,000
	1,089,000	1,068,000
Less: current portion	1,089,000	1,068,000
	-	-

Note 8

    Mortgage Payable

	June 30, 2003	Mar. 31, 2003
Mortgage is in the amount of US$229,649 and bears interest of 10% per annum, due August 2008. Monthly payments of $4,757 including principal and interest and secured by a deed of trust against the Pahrump land. The mortgage may be prepaid at any time without penalty.	309,452	349,395
Less: current portion	(51,161)	(51,161)
	258,291	298,234

Note 9     Share Capital

a)

Authorized:

100,000,000 common shares without par value.

b) Issued:	Number	Amount
Balance, March 31, 2002	13,040,345	$ 7,469,567
Common shares issued for debt settlement	1,040,210	104,021
Balance, before consolidation	14,080,555	7,573,588
Consolidated 2 to 1	(7,040,278)	-
Common shares issued for debt settlement	172,435	31,038
Common shares issued for bridge loan fees	35,000	12,250

Balance, March 31, 2003 and June 30, 2003	7,247,712	$ 7,616,876

On October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in every two shares of the Company being consolidated into one new common share. As a result, the Company’s 14,080,555 issued and outstanding common shares were consolidated into 7,040,277 common shares.

c)

Commitments:

i)

Stock-Based Compensation Plan

From time to time, the Company grants incentive stock options to directors and employees to purchase common shares of the Company at market related prices.

Information regarding the Company’s outstanding stock options is summarized as follows:

	Number	Price Range
Outstanding and exercisable at March 31, 2002	368,500	$ 0.40-0.50
Expired	(252,500)	$ 0.40-0.50

Total before consolidation	116,000
Consolidated 2 to 1	(58,000)
Issued	879,028	-0.30
Cancelled	(2,500)	$ 0.80

Outstanding and exercisable at March 31, 2003 and June 30, 2003	934,528	$ 0.24-1.00

On June 30, 2003, there were 934,528 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
7,500	$0.80	September 19, 2003
48,000	$1.00	March 3, 2005
829,028	$0.24	November 27, 2007
50,000	$0.30	December 16, 2007
934,528

Note 10

    Related Party Transactions

For the first quarter ended June 30, 2003 and 2002, the Company was charged the following expenses by directors or companies with common directors:

	2003	2002
Interest income	6,000	-
Royalty income	6,165	-
	12,165	-

Legal and professional fees	906	18,496
Management fees and salaries	36,000	45,000
	36,906	63,496

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

On June 30, 2003 and 2002, the Company owed the following amounts to directors of the Company or to companies with common directors:

	June 30,	June 30,
	2003	2002
Due to directors	2,251	13,240
Accounts payable	13,531	13,177

	15,782	26,417

Amounts due to directors are unsecured, bear interest at 1% per month and have no specific terms for repayment.

Note 11

Contingent Liability

An action has been brought against the Company claiming damages in the aggregate amount of $76,000 for alleged wrongful dismissal by a former employee of the Company’s subsidiary, Venture Pacific Vehicle LeaseCorp Inc. Management is of the opinion that the claim is without merit and accordingly no amount has been recorded in the financial statements at June 30, 2003.

Note 12

Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.